SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

COMMERCIAL PROPOSAL

Work Proposal:

Bradesco BBI S.A., a financial institution enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 06.271.464/0073-93, established at Av. Paulista, No. 1450, 8º andar, City and State of São Paulo, hereby presents a work proposal for the elaboration of an economic and financial appraisal report (“Appraisal Report”) of Braskem S/A (“Braskem”) and Quattor Participações S.A. (“Quattor”) to be used in potential mergers, by Braskem, of the shares of

(i) Quattor;

(ii) Quattor Petroquímica S.A. (“Quattor Petroquímica”) and

(iii) Rio Polímeros S.A. (“RioPol” and, jointly with Braskem, Quattor and Quattor Petroquímica, the “Companies”)

All in conformity with the provisions in Law No. 6404 of December 15, 1976, as amended (“Corporation Law”) and other applicable regulations.

The base date of the equity information to be used for the appraisals encompassed by the Appraisal Report to be prepared is September 30, 2009.

To prepare the Appraisal Report, the following information will be used (collectively, the “Information”):

(i) operational forecasts of the Companies supplied by Braskem’s administration;

(ii) analysis of relevant public information, including studies about the sector, researches, financial, economic and market analysis and criteria;

(iii) analysis of the consolidated financial statements: (a) of Braskem, including iQ Soluções & Química S.A. (“Quantiq”), former Ipiranga Química S.A., audited by KGPM Auditores Independentes (“KGPM”) for years ended on December 31, 2006, 2007 and 2008 and on September 30, 2009; (b) of Quattor, audited by PricewaterhouseCoopers Auditores Independentes (“PWC”) for years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009; (c) of QuantiQ, audited by PricewaterhouseCoopers Auditores Independentes for the years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009 (c) of Quattor Química S.A. (“Quattor Química”), of RioPol and Polibutenos S.A. Indústrias Químicas (“PIB”), audited by PWC for the years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009 and (d) of Quattor Petroquímica (jointly with Quattor Química and RioPol hereinafter designated the “Companies Controlled by Quattor”) audited by PWC for the years ended on December 31, 2006, 2007 and 2008 and on September 30, 2009;

(iv) analysis of the information supplied by Braskem’s administration, including a report made by Chemical Market Associates, Inc. (“CMAI”) with the price forecasts of the main products and raw materials traded by the Companies; and

(v) ascertainment of the soundness of the information and discussion with Braskem’s officers about the Companies’ business perspectives.

The preparation of the Appraisal Report will not include the independent ascertainment of the data and information and we will trust that they are true, complete and accurate in all their material aspects.

The Appraisal Report will be prepared in Portuguese and English.

Fees:

Bradesco BBI proposes the amount of R$2,200,000.00 for the preparation of the Appraisal Report, under the abovementioned terms.

[signature]                                                      [signature]

Fernando Buso                                              Marcelo F. Nascimento

                                                                       Superintendent

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.